United States Securities and Exchange Commission
Washington, DC
FORM ATS-N

Type of Filing:

☐Initial Form ATS-N Rule   304(a)(1)(i)
☐Material Amendment Rule   304(a)(2)(i)(A)
🟥Updating Amendment Rule   304(a)(2)(i)(B)
☐Correcting Amendment Rule   304(a)(2)(i)(C)
☐Order Display and Fair Access Amendment Rule 304(a)(2)(i)(D)

   • Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

Changes have been made to Part II, Item 2(a) and 6(a) to include Instinet Germany GmbH as an affiliate of the Broker-Dealer Operator (1) permitted to enter or direct the entry of orders and trading interest into the ATS; and (2) which may receive technology support services from ILLC Technology Personnel. The changes herein apply to the Broker Dealer Operator and all Subscribers.

   • Provide the EDGAR accession number for the Form ATS-N filing to be amended:

   0000310607-20-000026

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 2: Affiliates Trading Activities on the ATS
   a. *Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?*
      Yes🟥 No☐ If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Instinet Incorporated ("Instinet") operates through locally registered brokerage entities worldwide. "Instinet-branded" affiliates outside of the United States (collectively, the "Instinet BD Affiliates") send their clients' orders in U.S. symbols to ILLC for execution. Orders sent by the Instinet BD Affiliates to ILLC may be routed to, and receive executions in the ATS. ILLC utilizes the INCA MPID. The Instinet BD Affiliates do not have their own MPIDs.

ILLC and the following Instinet BD Affiliates primarily act on an agency basis but may act as principal or riskless principal to correct bona fide errors, to fulfill non-standard settlement requests, to provide ADR services, to effect foreign exchange transactions, and in other situations that do not involve substantial proprietary trading or investment risk: (i) Instinet Australia PTY Limited (Australian entity engaged in broker-dealer activities); (ii) Instinet Canada Limited (Canadian entity engaged in broker-dealer activities);

(iii) Instinet Europe Limited (United Kingdom entity engaged in broker-dealer activities); (iv) Instinet Pacific Limited (Hong Kong entity engaged in broker-dealer activities); and (v) Instinet Singapore Services Private Limited (Singapore entity engaged in broker-dealer activities); and (vi) Instinet Germany GmbH (German entity engaged in broker-dealer activities).

Nomura Securities International, Inc. ("NSI") is a U.S. broker-dealer and client of ILLC. NSI places orders with ILLC that may be routed to the ATS for execution. NSI acts in a principal and agency capacity and its MPID is NMRA. Additional affiliates within the Nomura financial services group (the "Nomura Group Affiliates") may place orders with NSI or another entity that has a client relationship with ILLC. Such orders may be routed to ILLC for further handling and may subsequently be routed to, and receive executions in, the ATS. The following Nomura Group Affiliates engage in the listed financial services activities and do not have MPIDs, unless otherwise noted: (1) Nomura Global Alpha (U.S. entity engaged in investment advisory activities); (2) Nomura Financial Investment (Korea) CO., LTD. (Republic of China entity engaged in investment advisory and broker-dealer activities); (3) Nomura Saudi Arabia (Saudi Arabian entity engaged in investment advisory and broker-dealer activities); (4) Nomura Financial Advisory and Securities (India) Private Limited (Indian entity engaged in broker-dealer activities); (5) Nomura Securities Malaysia SDN. BHD. (Malaysian entity engaged in investment advisory and broker-dealer activities); (6) Nomura Global Financial Products, Inc. (U.S. entity engaged in broker-dealer activities, MPID: NGFP); (7) Nomura Derivative Products, Inc. (U.S. entity engaged in broker-dealer activities, MPID: NDPI); (8) Nomura Investment Banking (Middle East) E.C. (Bahrain entity engaged in investment advisory and broker-dealer activities); (9) Nomura Italia Sim P.A. (Italian entity engaged in investment advisory and broker-dealer activities); (10) Nomura Nederland N.V. (Dutch entity engaged in investment advisory and broker-dealer activities); (11) Nomura Bank (Deutschland) GMBH (German entity engaged in investment advisory and broker-dealer activities); (12) Nomura Bank (Switzerland) LTD. (Swiss entity engaged in investment advisory and broker-dealer activities); (13) Nomura Code Securities Limited (United Kingdom entity engaged in investment advisory and broker-dealer activities); (14) Nomura International PLC (United Kingdom entity engaged in investment advisory and broker-dealer activities); (15) Nomura Australia Limited (Australian (NSW) entity engaged in investment advisory and broker-dealer activities); (16) Banque Nomura France (French entity engaged in investment advisory and broker-dealer activities); (17) P.T. Nomura Indonesia (Indonesian entity engaged in investment advisory and broker-dealer activities); (18) Nomura Singapore Limited (Singapore entity engaged in investment advisory and broker-dealer activities); (19) Nomura Securities Singapore PTE., LTD (Singapore entity engaged in investment advisory and broker-dealer activities); (20) Nomura Securities CO., LTD (Japanese entity engaged in investment advisory and broker-dealer activities); (21) Nomura International (Hong Kong) LTD. (Hong Kong entity engaged in investment advisory and broker-dealer activities); (22) Nomura Securities (Hong Kong) Limited (Hong Kong entity engaged in investment advisory and broker-dealer activities); (23) Joinvest Securities CO., LTD. (Japanese entity engaged in investment advisory and broker-dealer activities); (24) Capital Nomura Securities Public Company Limited (Thailand entity engaged in investment advisory and broker-dealer activities); (25) Nomura Asset Management CO., LTD. (Japanese entity engaged in investment advisory activities); (26) Nomura Securities (Bermuda) LTD. (Cayman Islands entity engaged in broker-dealer activities); (27) Nomura Corporate Research and Asset Management INC. (U.S. entity engaged in investment advisory activities); and (28) Long Drive Management Trust (U.S. entity engaged in investment advisory activities). Nomura Holdings holds a noncontrolling 41% economic interest in American Century Investments (U.S. entity engaged in investment advisory activities).

> b. *If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?*
> *Yes* ■ *No* ☐ *If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.*

> c. *Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*
> *Yes* ☐ *No* ■ *If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.*

> d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?*
> *Yes* ☐ *No* ■ *If yes, respond to the request in Part III, Item 16 of this form.*

Item 6: Activities of Service Providers

> a. *Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?*
> *Yes* ■ *No* ☐ *If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.*

BACKGROUND AND SCOPE: Subscribers' confidential trading information includes Subscriber order and execution information and excludes post-execution transaction information of the type made public under reporting rules or regulations, or of an aggregated nature (e.g., aggregated and anonymous order and execution statistics aged at least one day (T+1) from the date of execution) to be Subscriber confidential information.

Instinet is an indirect wholly-owned subsidiary of Nomura Holdings Inc. ("NHI"). ILLC is a wholly-owned direct subsidiary of Instinet Holdings Incorporated ("IHI"). ILLC's affiliate, Instinet Group, LLC ("IGLLC"), is also a direct, wholly owned subsidiary of IHI. IHI is a wholly-owned direct subsidiary of Instinet Incorporated ("Instinet"). Certain personnel that provide services to the ATS are employed by IHI, IGLLC, or ILLC and certain compliance functions are outsourced to NHI ("Shared Employees"). Instinet does not have any employees who are solely responsible for the ATS. Listed below are the Shared Employees that service the ATS, ILLC, or an ILLC affiliate and have access to Subscriber confidential trading information.

TECHNOLOGY PERSONNEL: Employees that provide information technology ("IT") support, IT development and strategy, tech management, and regulatory reporting services to the ATS (collectively "Technology Personnel"), also provide similar services to (i) ILLC's other business lines and (ii) some other subsidiaries of Instinet, including locally registered brokers Instinet Canada Limited, Instinet Canada Cross Limited, Instinet Europe Limited, Instinet Pacific Limited, Instinet Australia Limited, Instinet Germany GmbH, and Instinet Singapore Limited. For ILLC and the Instinet BD Affiliates, Technology Personnel are responsible for the operation, development, monitoring, and testing of various technology systems. For the ATS, certain groups of Technology Personnel are responsible for the operation, development, monitoring, and testing of the ATS's coding, network infrastructure, and software applications. In connection with the performance of their duties, Technology Personnel may access real-time and post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS. Separately, some Technology Personnel with direct physical access to ILLC servers and databases have the ability to access log files containing Subscriber order and execution information. Technology Personnel are employed by either ILLC, IHI, or IGLLC.

OPERATIONS AND COMPLIANCE PERSONNEL: Employees that provide customer support, finance, clearing and middle office support and compliance supervision to the ATS (collectively "Operations Personnel") also provide services to ILLC's other business lines and, as needed, certain Instinet BD Affiliates. Customer support personnel are responsible for addressing client inquiries related to connectivity to the ATS and client trading activity and can access real-time and post-trade Subscriber order and execution information in connection with executing their duties. Clearing, middle office support, and Finance are responsible for the clearance, settlement, and billing of transactions and can access post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, in connection with executing their duties. Compliance personnel have a range of responsibilities including, but not limited to, responding to regulatory inquiries or performing internal audits of ILLC or its affiliates, including the ATS. Generally, compliance personnel may access post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, in connection with executing their duties but may, when appropriate, be permissioned to access real-time Subscriber order and execution information. Operations Personnel are employed by either ILLC, IHI, or IGLLC.

ELECTRONIC TRADING PRODUCTS PERSONNEL: Employees that provide product development, customer support, and product sales support for the Instinet Trading Products (collectively "ETP Personnel") may also provide support to the ATS. Many ILLC clients access the ATS via an Instinet Trading Product. Accordingly, ETP Personnel may provide customer support to Indirect Subscribers as a result of the customer's use of an Instinet Trading Product as a means of access to the ATS. For ILLC, ETP Personnel are responsible for the development, testing, and sales and technology support of the Instinet Trading Products as well as other components of the Instinet systems. For the ATS, ETP Personnel are responsible for the development, testing, and monitoring of the Instinet Trading Products' interaction with the ATS and for compiling data and analytics in response to requests from Subscribers. ETP Personnel may access real-time and post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the

ATS, to support the development, testing, and monitoring of the Instinet Trading Products and to respond to Subscriber requests for data or analytics. ETP Personnel are employed by either ILLC, IHI, or IGLLC.

U.S. LIQUIDITY VENUES TEAM: Employees that provide product strategy, customer support, and sales support for the Instinet ATSs (collectively "Liquidity Venues Personnel") also provide support for other ILLC businesses. For the ATS, Liquidity Venues Personnel provide customer support to Direct Subscribers. For ILLC, Liquidity Venues Personnel develop reports for use by internal groups in monitoring, developing, and enhancing ILLC's products and services. Liquidity Venues Personnel may access real-time and post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, to support each Subscriber's use of the ATS and compile data and analytics in response to requests from Direct Subscribers.

SALES AND TRADING PERSONNEL: Trading desk personnel within the component groups identified in Part II, Item 1(a) (collectively, "Sales and Trading Personnel") are responsible for providing order routing and execution support to clients including addressing Subscriber inquiries regarding their orders routed to the ATS or other market centers. Sales and Trading Personnel may access real-time and post-trade Subscriber order and execution information, including orders that were submitted to the ATS but were subsequently cancelled or did not otherwise receive an execution in the ATS, in connection with executing their duties. Sales and Trading Personnel are permissioned for access to such information based on client coverage. The information that may be viewed includes the destination market center for a given order (e.g., the ATS) and whether a previously routed order was executed or cancelled. Sales and Trading Personnel are employed by ILLC.

> **b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?**
> **Yes ▮ No ☐ If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.**

Pursuant to an Assignment of Intellectual Property between ILLC and IHI, IHI licenses to ILLC intellectual property employed by ILLC in connection with the operation of the ATS. Specifically, IHI licenses the ATS matching engine (see Part III Item 11), the functionality used to input and utilize market data (See Part III Item 23), and the systems and infrastructure providing connectivity to the ATS (See Part III Item 6). In addition, IHI develops and licenses certain algorithmic trading products to ILLC (See Part III Item 5).

Employees of IHI and IGLLC provide services to the ATS as detailed in Part II Item 6(a) above and Part II Item 7(d) below.

ILLC utilizes Broadridge Financial Solutions, Inc. systems and services for the purposes of recordkeeping, clearance and trade settlement processing. ILLC utilizes FIS for securities lending, regulatory reporting services, and WORM storage. ILLC utilizes Best Execution and Surveillance Solutions, LLC for regulatory reporting services. CoreSite Realty Corporation hosts ILLC's primary data center in Secaucus, NJ. Rackspace U.S., hosts ILLC's secondary data center in Somerset, NJ.

c. *If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?*
   Yes☐ No▮ If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

As stated in response to Part II Item 6(a), the Instinet BD Affiliates are wholly owned subsidiaries of IHI and are affiliates of ILLC. The Instinet BD Affiliates may, on behalf of their clients, send orders for execution in U.S. markets to ILLC's trading desks, SOR, and algorithmic trading strategies, many of which include the ATS as a destination.

d. *If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers? Yes☐ No☐ If no, identify and explain any differences.*